Exhibit 99.1

NewsRelease

TransCanada’s Enhanced 2014 CSR Report Demonstrates
Commitment to Continuous Improvement

CALGARY, Alberta – June 3, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) officially released its 2014 Corporate Social Responsibility (CSR) Report (csrreport.transcanada.com) today. The 2014 CSR Report was released during Canadian Environment Week as a testament to the company’s focus on CSR and commitment to operating safely and in an economically, socially and environmentally sustainable manner.

“The growing global demand for energy has generated discussion around how we access the important resources we rely upon,” says Russ Girling, TransCanada’s president and chief executive officer. “As a leading energy infrastructure company, we are taking a collaborative approach to the sustainability conversation.”

In 2014, TransCanada continued to deliver energy to North Americans, safely and responsibly. This includes 20 per cent of the natural gas consumed across the continent, 20 per cent of Canada’s crude oil exports to U.S. markets and enough energy to power 11 million homes, with over 30 per cent generated from emission-less sources.

“For over 60 years, we have considered every business decision in terms of our ability to deliver the energy that North Americans need, safely, reliably and responsibly every day,” says Girling. “Today we recognize operating responsibly means working even more closely with our stakeholders as we build projects to meet the growing global demand for affordable energy.”

Performance areas highlighted in the 2014 CSR Report include:

SAFETY
●	Invested $1.3 billion in pipeline integrity and preventative maintenance programs
●	Completed more than 120 emergency exercises and drills across our network of assets

SOCIETY
●	Generated $104 million in work for Indigenous business or their joint-venture partners
●	Directed more than $14.6 million to over 1,400 non-profit organizations across North America

ENVIRONMENT
●	Received a score of 99A- from theCDP (formerly the Carbon Disclosure Project) and ranked second in disclosure out of 200 of Canada’s largest companies
●
Engaged more than 900 scientists and over 180 municipalities in the Energy East Pipeline Project’s environmental and socio-economic impact assessment, received environmental assessment certificates for the Coastal GasLink and Prince Rupert Gas Transmission Projects and the January, 2014 release of Keystone XL’s Final Supplemental Environmental Impact Statement by the U.S. State Department indicated the project would have minimal impact on the environment

ECONOMY
●	Paid $582 million in income and property taxes that help pay for things such as schools, roads and hospitals

●	Generated net income attributable to common shares of $1.7 billion ($2.46 per share) for the year ended December 31, 2014

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522